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                              December 15, 2023

       Bill Brownie
       Interim Chief Executive Officer and Chief Operating Officer
       Eargo, Inc.
       2665 North First Street, Suite 300
       San Jose, California 95134

                                                        Re: Eargo, Inc.
                                                            Schedule 13E-3
filed November 21, 2023 by PSC Echo, LP et al.
                                                            File No. 005-91783
                                                            Preliminary Proxy
Statement filed November 21, 2023
                                                            File No. 001-39616

       Dear Bill Brownie:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning given to them in the proxy statement.

       Preliminary Proxy Statement filed November 21, 2023

       General

   1.                                                   Please revise to mark
the cover page of the proxy statement as a    Preliminary Copy,    as
                                                        required by Rule
14a-6(e)(1) of Regulation 14A.
   2. Refer to the paragraph on page 18 of the preliminary proxy statement beginning with the following sentence:
In the first quarter of 2022, Patient Square proactively approached
                                                        Eargo to express
interest in a potential investment.    In light of this disclosure, please
                                                        advise why Patient
Square is not an affiliate of Eargo engaged in the Rule 13e-3 transaction and should
not be listed as a signatory to the Schedule 13E-3 signature page and included as a
filing person. In addition, refer to the following statement on page 94:
 Bill Brownie
FirstName
Eargo, Inc. LastNameBill Brownie
Comapany15,
December    NameEargo,
               2023     Inc.
December
Page  2    15, 2023 Page 2
FirstName LastName
            Because the Merger is a 'going private' transaction, Eargo, Parent,
Merger Sub, the PSC
         Stockholder and Patient Square have filed with the SEC a Transaction Statement on
         Schedule 13[E]-3 with respect to the Merger    (emphasis added).
3. We note that you have incorporated by reference the information required by Item 14 of
         Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-4, pursuant to Item 14(e)(1) to Schedule
         14A. However, It does not appear that you are eligible to incorporate by reference. As such, please revise the Schedule 14A to include the information required by Item 14.
Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the
Special Committee; Fairness of the Merger, page 24

4. We note that the Eargo Board acted upon the recommendation of the Special Committee.
         We also note that the Special Committee considered Perella Weinberg
s analyses and
         opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own to satisfy the disclosure obligation. See Question 20 of Exchange
         Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special
         Committee adopted Perella Weinberg   s analyses and conclusion as its
own. Alternatively,
         revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in Instruction 2 to Item 1014.
5.       Please provide the disclosure required by Item 1004(e) of Regulation
M-A.
Opinion of the Special Committee's Financial Advisor, page 28

6. Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose the estimated enterprise value for each selected company that is the basis for the multiples disclosed on page 31 with respect to the Selected Public Companies Analysis.
7.       We note your disclosure that    other than acting as financial advisor
to the Company in
         connection with a PSC Stockholder-provided financing in 2022, during the two-year period prior to October 29, 2023, no material relationship existed between Perella
         Weinberg or its affiliates, on the one hand, and Patient Square, the Parent Entities, the
         Company or any of their respective affiliates, on the other hand, pursuant to which Perella
         Weinberg or its affiliates received or anticipates receiving
compensation    (emphasis
         added). Revise to disclose the amount of fees paid to Perella Weinberg in connection with the PSC Stockholder-provided financing. Refer to Item 1015(b)(4) of Regulation M-A.
Position of the Parent Entities as to the Fairness of the Merger, page 34

8. We note the following disclosure on page 36, which appears to be either incomplete or
         duplicative:    [t]he Parent Entities attempted to negotiate the terms
of a transaction that
         would be most favorable to them, and not to the stockholders of Eargo, and, accordingly,
 Bill Brownie
Eargo, Inc.
December 15, 2023
Page 3
       did not negotiate the Merger. The Parent Entities attempted to negotiate the terms of a
       transaction that would be most favorable to them       Please revise.
Purpose and Reasons of the Parent Entities for the Merger, page 36

9.     Please disclose the Parent Entities    reasons for undertaking the
transaction at this time, as
       opposed to at any other time. Refer to Item 1013(c) of Regulation M-A. Cautionary Statement Concerning Forward-Looking Information, page 68

10.    We note your reference to Section 27A of the Securities Act of 1933 and
Section 21E of
       the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-
       looking statements contained in those federal securities laws do not apply to statements made in connection with a going-private transaction. See Section 21E(b)(1)(E) of the
       Securities Exchange Act of 1934. Please revise.
Voting Intentions of Eargo's Directors and Executive Officers, page 71

11.    We note your disclosure that    [a]s of the date of the filing of this
proxy statement, none of
       Parent, Merger Sub or any of their respective affiliates (as defined under Rule 405 of the
       Securities Act), except for the PSC Stockholder (and any Equity Securities issued to applicable directors of the Company as equity awards), beneficially own any shares of
       Company Common Stock.    However, you disclose on page 89 that    PSC
Echo GP, LLC
           may be deemed to beneficially own the shares of Company Common Stock held by
       PSC Echo, LP.    Please advise or revise to address this apparent
discrepancy.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or David Plattner at 202-
551-8094.



                                                              Sincerely,
FirstName LastNameBill Brownie
                                                              Division of
Corporation Finance
Comapany NameEargo, Inc.
                                                              Office of Mergers
& Acquisitions
December 15, 2023 Page 3
cc:       Walton Dumas
FirstName LastName